SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated September 29, 2004.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

CGI and Tampa Housing Authority awarded five-year contract
to serve U. S. Department of Housing and Urban Development

Cleveland, Ohio – September 29, 2004 – The Tampa Housing Authority (THA) (Fla.) and CGI Group Inc. (CGI) (NYSE: GIB, TSX: GIB.A) today announced the award of a business process services contract to serve the U.S. Department of Housing and Urban Development (HUD) in the State of Florida. The estimated value of the award to CGI is US$30 million over five years.

Under HUD’s annual contributions contract with THA’s nonprofit organization, the North Tampa Housing Development Corporation (NTHDC), CGI will provide program start-up, contract administration and payment services for site-based multi-family housing assistance payments (HAP) in the State of Florida. The award is part of HUD’s 2020 reform plan, under which it contracts with qualified housing authorities nationally to administer HAP contracts.

“This contract award with CGI is an excellent example of public-private partnership that will provide THA’s non-profit organization with a guaranteed revenue stream to further support our mission to preserve affordable housing for low income families, including the elderly and disabled,” said THA president and CEO Jerome D. Ryans.

Michael Roach, CGI’s president and COO said, “We look forward to helping THA serve its mission, and are especially proud that through this partnership, CGI will create 35 to 40 full-time, full-benefit professional positions in Florida, the majority of which will be in Tampa.”

About Tampa Housing Authority
The Tampa Housing Authority was founded in 1937 and is comprised of 3,220 public housing units; 4,418 Assisted Housing Units (Section 8) and 304 privately managed units for a total of 7,942 units; making it the second largest public housing agency in the State of Florida. The THA has been the recipient of two HOPE VI grants totaling close to $46 million dollars for demolition and revitalization of three large obsolete public housing communities. In addition, the THA has focused on improving all of its housing, successfully modernized all of its smaller properties and is in the midst of finalizing plans to improve the last three large public housing communities. The THA has also successfully opened an Assisted Living Facility that provides housing for only low-income elderly and their caregivers and operates a First Time Homeownership Center.

About CGI
Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$3.8 billion (US$2.8 billion) and at June 30, 2004, CGI’s order backlog was CDN$13.2 billion (US$9.8 billion). CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

Tampa Housing Authority

Clarence Brown
Director of assisted housing
(813) 253-0551, ext. 146

Media relations
Lillian C. Stringer
(813) 253-0551, ext. 104

CGI
Investor relations

Jane Watson, vice-president, investor relations
(312) 201-4803

Ronald White, director, investor relations
(514) 841-3230

Media relations

Eileen Murphy, director, media relations
(514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: September 30, 2004	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary